TABOOLA.COM LTD.
16 Madison Square West
7th Floor
New York, NY 10010

June 4, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-6010

Attn:	Jeff Kauten
Larry Spirgel
Lisa Etheredge
Robert Littlepage

Re:	Taboola.com Ltd.
Registration Statement on Form F-4
File No. 333-255684

Ladies and Gentlemen:

Taboola.com Ltd. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 12:00 P.M., Washington, D.C. time, on June 7, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Thank you for your assistance in this matter.

[Signature Page follows]

Very truly yours,

TABOOLA.COM LTD.

By:	/s/ Stephen Walker
Stephen Walker
Chief Financial Officer

cc: (via e-mail)

Adam Singolda, Taboola.com Ltd.
Marc D. Jaffe, Latham & Watkins LLP
Justin G. Hamill, Latham & Watkins LLP
Michael Kaplan, Davis Polk & Wardwell LLP
Lee Hochbaum, Davis Polk & Wardwell LLP
Shachar Hadar, Meitar | Law Offices
Assaf Naveh, Meitar | Law Offices
Ran Camchy, Meitar | Law Offices
Joel Rubinstein, White & Case LLP
Robert Chung, White & Case LLP
Kristen Rohr, White & Case LLP
Aaron M. Lampert, Goldfarb Seligman & Co.